Barclays PLC	1

Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Group’s capitalisation and indebtedness on a consolidated basis, in accordance with IFRS, as at 31
March 2026.

As at 31.03.26
m
Share Capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	13,737

£m
Group equity
Called up share capital and share premium	4,218
Other equity instruments	12,714
Other reserves	891
Retained earnings	58,845
Total equity excluding non-controlling interests	76,668
Non-controlling interests	452
Total equity	77,120
Group indebtedness
Subordinated liabilities	12,192
Debt securities in issue at amortised cost	124,647
Debt securities in issue designated at fair value	88,898
Total indebtedness	225,737
Total capitalisation and indebtedness	302,857
As at 31 March 2026, Barclays Group had total contingent liabilities and commitments of £463.2bn (including guarantees of £19.8bn).
As at 31 March 2026, £19.0bn of Barclays Group indebtedness was secured.